mineral industry consultants
MICON INTERNATIONAL LIMITED

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the San Sebastián Project, of Endeavour Silver Corp., in Jalisco State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1) I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2) I hold the following academic qualifications:

   B.Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

   Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

   M.Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3) I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09);

4) I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5) I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-1 01. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments;

6) I visited the San Sebastián project in Mexico on 14 October, 2011;

7) As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8) I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

9) I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with NI 43-101;

10) I am responsible for Sections 9 through 12, 14, 15 and 26 of this Technical Report dated March 30, 2012 and dated effective December 31, 2011, entitled "NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State Mexico."

Dated this 30th day of March, 2012

"Charley Z. Murahwi" *[Signed and sealed]*

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM